UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE	ACT OF 1934

For the Fiscal Year Ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File No. 001-37660

THE UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

(Full Title of the Plan)

Avangrid, Inc.

157 Church Street

New Haven, CT 06506

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

THE UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2015 and 2014

Plan Number: 002

Plan Sponsor EIN: 47-3333774

THE UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2015 and 2014

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Avangrid Fiduciary Committee – Avangrid, Inc.

The UIL Holdings Corporation 401(k)/Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of The UIL Holdings Corporation 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for plan benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information on pages 17 through 19 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

June 20, 2016

Shelton, Connecticut

THE UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2015	2014
Assets
Investments, at fair value	$333,772,580	$313,997,436
Plan interest in the UIL Holdings Corporation Master Trust, at fair value	47,321,029	55,119,693

Total investments	381,093,609	369,117,129

Receivables:
Notes receivable from participants	5,234,009	5,141,723
Employer’s contributions	260,564	270,325
Participants’ contributions	315,423	525,184

Total receivables	5,809,996	5,937,232

Net assets available for Plan benefits	$386,903,605	$375,054,361

See notes to financial statements.

THE UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended
December 31, 2015
Additions
Investment income:
Interest and dividend income	$15,192,161
Net depreciation in fair value of investments	(11,838,048)

3,354,113

Net appreciation in fair value of the Plan’s interest in the UIL Holdings Corporation Master Trust	6,644,246

Interest income on notes receivable from participants	235,621

Contributions:
Employer contributions	7,620,647
Employee contributions	13,368,381
Rollover contributions	353,726

21,342,754

Total additions	31,576,734

Deductions
Payment of benefits	19,666,925
Administrative expenses	60,565

Total deductions	19,727,490

Net increase	11,849,244
Net assets available for Plan benefits:
Beginning of year	375,054,361

End of year	$386,903,605

See notes to financial statements.

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

1.	Description of Plan:

The UIL Holdings Corporation 401(k)/Employee Stock Ownership Plan (the Plan) is sponsored by UIL Holdings Corporation (the Company or UIL Holdings). The following brief description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution 401(k) plan and a stock bonus plan and trust meeting the requirements of Sections 401(a), 501(a) and related provisions of the Internal Revenue Code (the Code). The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement. Participants in the Plan include The United Illuminating Company (UI) and UIL Holdings employees (collectively, UI and UIL Holdings Participants), The Southern Connecticut Gas Company (SCG) union and non-union employees (collectively, SCG Participants), Connecticut Natural Gas Company (CNG) non-union employees (CNG Participants) and The Berkshire Gas Company (BGC) non-union employees (BGC Participants).

On December 16, 2015, UIL Holdings merged with and into a wholly-owned subsidiary of Avangrid, Inc. (Avangrid) pursuant to the Agreement and Plan of Merger dated as of February 25, 2015. At the close of the transaction, each share of UIL common stock held in the UIL Holdings Stock Fund was converted into one share of Avangrid, Inc., plus $10.50. In response to the pending merger, on December 9, 2015, the UIL Holdings Stock Fund closed to new investments.

The Plan is currently administered by the Avangrid Fiduciary Committee and was previously, through December 16, 2015, administered by the Benefits Administration Committee of UIL Holdings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). Vanguard Fiduciary Trust Company (VFTC) serves as the trustee and record keeper of the Plan, exclusive of proxy responsibilities related to voting of shares of Avangrid’s common stock and, through December 16, 2015, UIL Holdings’ common stock.

UI and UIL Holdings Participants as well as BGC, CNG and non-union SCG Participants are eligible to participate in the Plan immediately upon hire and as soon as administratively feasible. Union SCG participants must meet a six month service requirement before participating in the plan.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-012 (ASU 2015-012) to reduce complexities in employee benefit plan accounting. ASU 2015-012 eliminates certain disclosures previously required by FASB Accounting Standards Codification 962, Defined Contribution Pension Plans. As applicable to the Plan, ASU 2015-012 no longer requires: i) the measurement of fully-benefit responsive investment contracts at fair value, ii) disclosures related to investments that represent five percent or more of net assets available for plan benefits and iii) net appreciation/depreciation for investments by general type and disaggregation of investments by nature, risk and characteristics.

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

In May 2015, FASB also issued ASU No. 2015-07 (ASU 2015-07) to permit a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. ASU 2015-07 eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The requirement to make certain disclosures for these investments was also removed.

As permitted, the Plan has chosen to early adopt the provisions of ASU 2015-012 and ASU 2015-07 and has retrospectively applied the relevant guidance in the preparation of the financial statements for the years ended December 31, 2015 and 2014.

Contributions:

Participant: Eligible employees may contribute up to 75% of the employee’s compensation, as defined, subject to limitations of the Code, and may designate such contributions as pre-tax or after-tax contributions.

Participants age 50 or over by the end of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution was $6,000 in 2015 and $5,500 in 2014. Catch-up contributions are not eligible for employer matching contributions.

Employer: For UI and UIL Holdings Participants that are non-union or are members of Local 470-1 of Utility Workers Union of America, AFL-CIO Bargaining Unit No. 2 (Bargaining Unit No. 2), the matching contribution to the employee stock ownership plan account (ESOP Account) is 100% of the first 2% of eligible compensation deferred and 50% of the next 2% deferred, for a maximum employer matching contribution of 3% of compensation. For UI and UIL Holdings Participants that are members of Local 470-1 of Utility Workers Union of America, AFL-CIO Bargaining Unit No. 1 (Bargaining Unit No. 1), the matching contribution to the ESOP is 100% of the first 3% of eligible compensation deferred and 50% of the next 2% deferred, for a maximum employer matching contribution of 4% of compensation. As of December 9, 2015, company matching contributions are no longer automatically allocated to the UIL Holdings Stock Fund. In addition, participants who previously diversified some or all of their company matching contribution account balance out of the UIL Holdings Stock Fund will no longer be able to re-invest those funds into the UIL Holdings Stock Fund. Matching contributions may be invested and diversified among current investment options with the exception of the Avangrid Stock Fund.

For BGC Participants, the matching contribution is 100% of the first 1% of eligible compensation that is contributed to the Plan and 50% of the next 5% of eligible compensation that is contributed to the Plan, not to exceed 3.5% of the participant’s compensation. Matching contributions are invested according to participants’ chosen investment allocations. As of December 9, 2015, matching contributions are no longer made in the form of UIL Holdings’ common stock.

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

For CNG Participants, the matching contribution is 50% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 3% of the participant’s compensation. The matching contribution for participants who have (or will have) attained twenty years of continuous service or age 45 as of June 30 of the applicable calendar year is 75% of the first 6% of eligible compensation deferred, not to exceed 4.5% of the participant’s compensation. Matching contributions are invested according to participants’ chosen investment allocations. As of December 9, 2015, matching contributions are no longer made in the form of UIL Holdings’ common stock.

For non-union SCG Participants, the matching contribution is 50% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 3% of the participant’s compensation. For union SCG Participants hired before April 1, 2010, the matching contribution is 50% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 3% of the participant’s compensation. For union SCG Participants hired on or after April 1, 2010 but before August 1, 2015, the matching contribution is 100% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 6% of the participant’s compensation. For union SCG Participants hired on or after August 1, 2015, the matching contribution is 150% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 9% of the participant’s compensation.

The Company also makes discretionary (enhanced employer) contributions for UI and UIL Holdings Participants that are members of Bargaining Unit No. 1 whose employment commenced on or after April 1, 2005, and for UI and UIL Holdings Participants that are non-union or are members of Bargaining Unit No. 2 whose employment commenced on or after May 1, 2005, as these participants are not eligible to participate in The United Illuminating Company Pension Plan, The United Illuminating Company Prefunded Union Postretirement Medical Benefit Plan and The United Illuminating Company Prefunded Non-Union Postretirement Medical Benefit Plan. Such participants receive an annual plan year contribution to their account equal to 4% of their total eligible compensation, as defined by the Plan, plus an additional $1,100 contribution prorated over the year, regardless of whether the employee is contributing to the Plan.

Dividends paid on UIL Holdings’ common stock and Avangrid’s common stock:

Dividends paid on UIL Holdings’ common stock prior to the close of the merger that were not reinvested were recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received. Effective with the 2015 fourth quarter dividend, dividends are no longer able to be reinvested in the UIL Holdings Stock Fund or paid to participants in the form of a check. Dividends earned on funds held in the UIL Holdings Stock Fund in the fourth quarter of 2015 were allocated to participant accounts based on the allocation on file. Dividends earned on funds held in the Avangrid Stock Fund are allocated to participant accounts based on the allocation on file.

Participant and Employee Stock Ownership Plan (ESOP) accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. An ESOP Account is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Through December 9, 2015 participants who completed three (3) years of service were able to elect to diversify the investment of up to 100% of the ESOP account value from UIL Holdings’ common stock to the other investment options available in the Plan. As of the close of the merger, funds held in the UIL Holdings Stock Fund were transferred to the Avangrid Stock Fund. Participants are able to divert funds from the Avangrid Stock Fund to other investment options in the Plan at any time. However, no new investments may be made into the Avangrid Stock Fund. In addition, the Plan complies with the diversification requirements of the Code Section 401(a)(28) with respect to participants who are at least age 55 with 10 years of service.

Forfeitures:

Forfeitures of non-vested accounts may be used to reduce future Company matching contributions. During 2015 and 2014, approximately $6,700 and $238,900 in forfeitures were used to reduce the Company’s matching contributions, respectively. At December 31, 2015 and 2014, forfeited non-vested accounts were approximately $235,500 and $16,800, respectively.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of Avangrid’s common stock (previously UIL Holdings’ common stock through December 16, 2015) allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised. The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

UI and UIL Holdings Participants and BGC Participants are fully vested in the total value of all accounts, excluding discretionary Company contributions, upon commencement of employment. Vesting in the Company’s discretionary contributions is based on years of continuous service and in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
fewer than two years	0%
at least two years, but less than three years	20%
at least three years, but less than four years	40%
at least four years, but less than five years	60%
five or more years	100%

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company discretionary contribution account balance shall be forfeited.

CNG and SCG Participants are fully vested in the total value of all accounts, excluding Company matching contributions upon entering the Plan. Vesting in the Company’s contributions is based on years of continuous service and in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
less than one year	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company discretionary contribution account balance shall be forfeited.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested balance. Loan terms range from 1 to 4 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Interest rates at December 31, 2015 range from 4.25% to 11.50%, which was dependent on the market rate at the time the loan was made, as defined. Principal and interest is paid ratably through payroll deductions.

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump sum equal to the value of the participant’s account. Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements. The portion of a participant’s account that is invested in Avangrid’s common stock (previously UIL Holdings’ commons stock through December 16, 2015) shall be paid in whole shares of common stock, unless the participant elects to receive such payment in cash.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments, consisting of shares of registered investment companies (mutual funds), shares of the Vanguard Retirement Savings Trust (VRST) and an interest in the UIL Holdings Corporation Master Trust (UIL Holdings MT), are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares owned at year-end. Shares of the VRST are valued based on the redemption prices of units owned by the Plan, which is based on the current value of the funds’ underlying assets. At December 31, 2014, the UIL Holdings MT consisted of cash and UIL Holdings’ common stock, which was valued at the closing price on the New York Stock Exchange. As of December 31, 2015, the UIL Holdings MT consists of Avangrid’s common stock which is valued at the closing price on the New York Stock Exchange.

The VRST is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Capital gain distributions are included in dividend income. Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

Notes receivable from participants:

Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

Plan expenses:

The Company, at its sole discretion, may pay for all or a portion of expenses related to administering and operating the Plan.

Payment of benefits:

Benefits are recorded when paid.

3.	Fair value measurements:

Financial Accounting Standards Board Accounting Standards Codification 820 (ASC 820), Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value. This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measure-ment date for identical unrestricted assets or liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets. There were no Level 2 investments in the Plan as of December 31, 2015 and 2014.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable. There were no Level 3 investments in the Plan as of December 31, 2015 and 2014.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Mutual Funds – The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

UIL Holdings MT – At December 31, 2014, the fair value of the UIL Holdings MT was based on quoted market prices of UIL Holdings’ common stock and cash not yet reinvested in UIL Holdings’ common stock. As of December 31, 2015 the fair value is based on quoted market prices of Avangrid’s common stock..

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits. The following table sets forth the fair value of the Plan’s assets, by level, within the ASC 820 hierarchy, as of December 31, 2015 and 2014.

	Fair Value Measurements Using:
	Quoted Prices
	in Active
	Markets for
	Identical Assets
	(Level 1)	NAV (a)	Total
December 31, 2015
Mutual Funds	$289,786,817	$—	$289,786,817
Common/Collective Trust	—	43,985,763	43,985,763
UIL Holdings MT	47,321,029	—	47,321,029

Total	$337,107,846	$43,985,763	$381,093,609

December 31, 2014
Mutual Funds	$282,418,169	$—	$282,418,169
Common/Collective Trust	—	31,579,267	31,579,267
UIL Holdings MT	55,119,693	—	55,119,693

Total	$337,537,862	$31,579,267	$369,117,129

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

(a)	Certain investments that were measured at Net Asset Value (NAV) per share have not been classified in the fair value hierarchy. The fair value amounts presented in this column are intended to permit reconciliation of the fair value hierarchy to the line item presented in the Statement of Net Assets Available for Plan Benefits.

4.	Interest in the UIL Holdings MT:

The Plan’s investment in Avangrid’s common stock (previously UIL Holdings’ common stock through December 16, 2015) is held in the UIL Holdings MT which was established for the investment of such assets of the Plan and several other 401(k) plans sponsored by UIL Holdings. The value of the Plan’s interest in the UIL Holdings MT is based on the beginning value of the Plan’s interest plus any activity specifically allocable to the Plan (i.e. contributions, investment income, etc.). The assets of the UIL Holdings MT are held by VFTC.

At December 31, 2015 and 2014, the net assets of the UIL Holdings MT totaled $47,723,388 and $55,695,889, respectively. The Plan’s interest in the net assets of the UIL Holdings MT totaled $47,321,029, or 99%, and $55,119,693, or 99%, as of December 31, 2015 and 2014, respectively.

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

The following table presents the changes in net assets of the UIL Holdings MT for the year ended December 31, 2015:

2015
Additions
Investment income:
Interest and dividend income	$1,624,595
Net appreciation in fair value of investments	6,712,160

8,336,755

Contributions:
Employer contributions	3,327,234
Employee contributions	240
Rollover contributions	703,789

4,031,263

Total additions	12,368,018

Deductions
Payment of benefits	2,930,014
Participant loan withdrawals	734,396
Interfund transfers	16,674,628
Other	1,481

Total deductions	20,340,519

Net decrease	(7,972,501)
Net assets available for Plan benefits:
Beginning of year	55,695,889

End of year	$47,723,388

5.	Nonparticipant-directed investments:

As of December 9, 2015, company matching contributions are no longer automatically allocated to the UIL Holdings Stock Fund. In addition, participants who previously diversified some or all of their company matching contribution accounting balance out of the UIL Holdings Stock Fund will no longer be able to re-invest those funds into the UIL Holdings Stock Fund. Matching contributions may be invested and diversified among current investment options with the exception of the Avangrid Stock Fund. As a result of these changes, there are no longer any non-participant directed investments at December 31, 2015.

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31,
	2015	2014
UIL Holdings MT (UIL Common Stock)
Number of shares	—	1,253,487
Cost	$—	$39,269,713

Market value	$—	$54,576,841
Cash	—	542,852
Receivables	—	160,518

	$—	$55,280,211

	2015
Changes in nets assets:
Contributions	$3,862,546
Dividends	1,609,293
Net appreciation	2,576,043
Benefits paid	(3,535,290)
Administrative expense	(1,465)
Interfund transfers	(59,791,338)

	$(55,280,211)

6.	Fully benefit-responsive investment contract:

The VRST includes fully benefit-responsive investments stated at fair value using the practical expedient. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the VRST at contract value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unit holder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained. As of December 31, 2015, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

In general, issuers may terminate the contract and settle at an amount other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

7.	Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC and shares of Avangrid common stock (previously UIL Holdings’ common stock through December 16, 2015). VFTC acts as trustee for Plan investments and UIL Holdings is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

8.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated February 22, 2013, that the Plan was qualified under Section 401(a) of the Code. The Plan has subsequently been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. A new determination letter has been requested by the Plan but has not yet been received.

Management evaluated the Plan’s tax positions and concluded that as of December 31, 2015 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2012.

9.	Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

10.	Reconciliation of financial statements to Form 5500:

The following tables reconcile net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31, 2015	December 31, 2014
Net assets available for Plan benefits per the financial statements	$386,903,605	$375,054,361
Adjustment from contract value to fair value	—	969,482

Net assets available for Plan benefits per the Form 5500	$386,903,605	$376,023,843

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2015
Net increase in net assets available for Plan benefits per the financial statements	$11,849,244
Prior year adjustment from contract value to fair value	(969,482)

Net increase in net assets available for Plan benefits per the Form 5500	$10,879,762

11.	Nonexempt prohibited transactions:

Timeliness of remittances:

The Company has made the necessary federal tax filings and expects to remit in 2016 the lost investment earnings related to late remittances for the 2012, 2013, and 2014 Plan years, which are not expected to be significant.

THE UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Plan Number: 002    Plan Sponsor EIN: 06-0571640

As of December 31, 2015

Attachment to Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

		Total that Constitutes Nonexempt
Participant		Prohibited Transactions			Total Fully
Contributions Transferred Late		Contributions	Contributions Corrected	Contributions Pending	Corrected Under VFCP and PTE
to Plan		Not Corrected	Outside VFCP	Correction in VFCP	2002-51
	2014
* $	567,385	$567,385	$—	$—	$—
	2013
* $	875,154	$875,154	$—	$—	$—
	2012
* $	135,058	$135,058	$—	$—	$—

*	Includes Late Participant Loan Repayments.

THE UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 002    Plan Sponsor EIN: 06-0571640

As of December 31, 2015

	(b)	Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest	(d)	(e)
(a)	Lessor or Similar Party	Collateral, and Par or Maturity Value	Cost	Current Value
	PIMCO Total Return Fund Institutional Class	Registered Investment Company	$2,039,099	$1,910,547
	TRP New America Growth Fund	Registered Investment Company	26,908,060	26,866,671
	Templeton Foreign Fund Advisor Shares	Registered Investment Company	1,102,186	910,330
*	Vanguard Extended Market Index Fund Inst’l Shares	Registered Investment Company	11,291,666	12,430,442
*	Vanguard Institutional Index Fund	Registered Investment Company	42,694,120	50,181,371
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	9,543,194	9,418,005
*	Vanguard Prime Money Market	Registered Investment Company	273,996	273,996
*	Vanguard Retirement Savings Trust IV	Common/Collective Trust	43,985,763	43,985,763
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	19,577,256	19,761,425
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	31,477,642	33,555,335
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	13,172,552	14,607,155
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	7,363,389	8,558,322
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	1,184,526	1,248,298
*	Vanguard Target Retirement Income Fund	Registered Investment Company	5,495,063	5,589,222
*	Vanguard Total Bond Market Index Fund Inst’l Shares	Registered Investment Company	11,475,103	11,212,559
*	Vanguard Total International Stock Index Fund Admiral Shares	Registered Investment Company	1,079,055	923,292
*	Vanguard Wellesley Income Fund Admiral Shares	Registered Investment Company	25,493,527	24,571,916
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	12,084,014	11,494,286
	William Blair Funds: Value Discovery Fund Class I Shares	Registered Investment Company	2,413,896	2,356,073
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	3,953,353	3,919,885
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	22,402,039	23,322,826
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	17,988,984	19,041,148
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	4,798,824	5,077,677
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	1,689,079	1,747,450
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	742,100	808,586
*	Avangrid Stock Fund	Company Stock Fund	30,798,774	47,321,029
*	Notes receivable from participants	Interest rates ranging from 4.25% to 11.50%	5,234,009	5,234,009

Total investments and notes receivable from participants (held at end of year)			$356,261,269	$386,327,618

*	Party in Interest

THE UIL HOLDINGS CORPORATION 401(K)/

EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4(j)

SCHEDULE OF REPORTABLE TRANSACTIONS

Plan Number: 002    Plan Sponsor EIN: 06-0571640

As of December 31, 2015

(a)	(b)	(c)	(d)	(g)	(h)	(i)
	Description of Assets				Current Value
Identity of	(Include Interest Rate and	Purchase	Sales	Cost	of Asset on
Party Involved	Maturity in Case of Loan)	Price	Price	of Asset	Transaction Date	Net Gain
Category (i) - Single transaction in excess of 5% of Plan Assets
* Avangrid, Inc.	Avangrid Stock Fund	$30,821,764			$30,821,764
* UIL Holdings	UIL Stock Fund		$43,283,267	$30,821,764	$43,283,267	$12,461,503
Category (iii) - Series of transaction in excess of 5% of Plan Assets
* Avangrid, Inc.	Avangrid Stock Fund	$30,821,764		$30,821,764	$30,821,764
* Avangrid, Inc.	Avangrid Stock Fund		$30,441	$22,991	$30,441	$7,450
* UIL Holdings	UIL Stock Fund	$5,804,998		$5,804,998	$5,804,998
* UIL Holdings	UIL Stock Fund		$50,085,897	$35,363,851	$50,085,897	$14,722,046

There were no category (ii) or (iv) transactions. “Lease Expense” (e) and “Expense Incurred with Transaction” (f) columns were not applicable.

*	Party in Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE UIL HOLDINGS CORPORATION 401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 20, 2016	By	/s/ Richard J. Nicholas
Richard J. Nicholas
Chief Financial Officer
Avangrid, Inc.

Index to Exhibits

Exhibit No.	Description

23	Consent of Dworken, Hillman, LaMorte & Sterczala